EXHIBIT 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2003	2002	2003	2002
Sales and other operating revenues	$954	$855	$2,856	$2,372

Operating costs and expenses:
Cost of sales	891	749	2,713	2,062
Selling, general and administrative expenses	34	40	121	126
Research and development expense	9	7	26	22

	934	796	2,860	2,210

Operating income (loss)	20	59	(4)	162
Interest expense	(107)	(98)	(309)	(285)
Interest income	1	3	21	8
Other income (expense), net	2	(16)	15	(19)

Loss before equity investments and income taxes	(84)	(52)	(277)	(134)

Income (loss) from equity investments:
Equistar Chemicals, LP	(26)	11	(158)	(39)
LYONDELL-CITGO Refining LP	43	32	99	98
Other	(4)	1	(10)	(4)

	13	44	(69)	55

Loss before income taxes	(71)	(8)	(346)	(79)
Benefit from income taxes	(27)	(6)	(121)	(24)

Net loss	$(44)	$(2)	$(225)	$(55)

Basic and diluted loss per share	$(0.27)	$(0.02)	$(1.40)	$(0.44)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$393	$286
Other short-term investments	—	44
Accounts receivable:
Trade, net	313	340
Related parties	67	56
Inventories	342	344
Prepaid expenses and other current assets	62	66
Deferred tax assets	45	35

Total current assets	1,222	1,171
Property, plant and equipment, net	2,568	2,369
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,022	1,184
Investment in PO joint ventures	835	770
Investment in and receivable from LYONDELL-CITGO Refining LP	215	297
Other investments and long-term receivables	79	98
Goodwill, net	1,137	1,130
Other assets, net	408	429

Total assets	$7,486	$7,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$277	$260
Related parties	77	84
Current maturities of long-term debt	—	1
Accrued liabilities	331	279

Total current liabilities	685	624
Long-term debt	4,151	3,926
Other liabilities	695	673
Deferred income taxes	787	881
Commitments and contingencies
Minority interest	151	165
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 shares issued	128	128
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 36,310,972 and 34,568,224 shares issued, respectively	37	35
Additional paid-in capital	1,405	1,380
Accumulated deficit	(357)	(18)
Accumulated other comprehensive loss	(130)	(271)
Treasury stock, at cost, 2,363,124 and 2,685,080 shares, respectively	(66)	(75)

Total stockholders’ equity	1,017	1,179

Total liabilities and stockholders’ equity	$7,486	$7,448

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
Millions of dollars	2003	2002
Cash flows from operating activities:
Net loss	$(225)	$(55)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	184	177
Losses from equity investments	170	43
Deferred income taxes	(122)	1
Gain on sale of equity interest	(18)	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	3	36
Inventories	12	(22)
Accounts payable	(5)	(10)
Accrued interest	79	75
Refundable income taxes, net	36	82
Other assets and liabilities, net	22	17

Cash provided by operating activities	136	344

Cash flows from investing activities:
Expenditures for property, plant and equipment	(247)	(20)
Distributions from affiliates in excess of earnings	118	16
Contributions and advances to affiliates	(102)	(85)
Purchase of equity investment in Equistar	—	(440)
Proceeds from sale of equity interest	28	—
Maturity of other short-term investments	44	—
Other	—	(3)

Cash used in investing activities	(159)	(532)

Cash flows from financing activities:
Issuance of long-term debt	318	268
Repayment of long-term debt	(103)	(221)
Issuance of Series B common stock, warrants and right	—	440
Issuance of common stock	—	110
Dividends paid	(85)	(81)
Other	(3)	(13)

Cash provided by financing activities	127	503

Effect of exchange rate changes on cash	3	2

Increase in cash and cash equivalents	107	317
Cash and cash equivalents at beginning of period	286	146

Cash and cash equivalents at end of period	$393	$463

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Lyondell 2002 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2. Accounting Changes

Early Extinguishment of Debt—Beginning January 1, 2003, Lyondell adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of SFAS No. 145 on Lyondell is the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Previously, such gains and losses were classified as extraordinary items. The Consolidated Statements of Income reflect this change for all periods presented.

Employee Stock Options—To better reflect the full cost of employee compensation, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation, in the first quarter of 2003. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $2 million for the nine-month period ended September 30, 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2003	2002	2003	2002
Reported net loss	$(44)	$(2)	$(225)	$(55)
Add stock-based compensation expense included in net income, net of tax	1	—	2	—
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(2)	(2)	(6)	(6)

Pro forma net loss	$(45)	$(4)	$(229)	$(61)

Basic and diluted loss per share:
Reported	$(0.27)	$(0.02)	$(1.40)	$(0.44)
Pro forma	$(0.28)	$(0.03)	$(1.42)	$(0.49)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Financial Instruments—Effective July 1, 2003, Lyondell adopted SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities or, in some circumstances, as assets. Lyondell’s adoption of the provisions of SFAS No. 150 had no material impact on its consolidated financial statements.

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 applies immediately to entities created after January 31, 2003. In October 2003, the FASB issued a Staff Position deferring the effective date for other variable interest entities to December 31, 2003. In May 2003, Lyondell purchased a butanediol (“BDO”) plant in The Netherlands known as BDO-2 (see Notes 7 and 8), which Lyondell previously leased under an arrangement to which FIN 46 would have applied. Lyondell’s application of FIN 46, as of December 31, 2003, is not expected to have a material impact on its consolidated financial statements.

3. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium Chemicals Inc. and subsidiaries (“Millennium”) and Occidental Petroleum Corporation and subsidiaries (“Occidental”) each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. Following the acquisition, Lyondell has a 70.5% interest in Equistar.

The partners jointly control certain key management decisions of Equistar, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. Accordingly, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

Millions of dollars	September 30, 2003	December 31, 2002
BALANCE SHEETS
Total current assets	$1,196	$1,126
Property, plant and equipment, net	3,346	3,565
Investments and other assets, net	403	361

Total assets	$4,945	$5,052

Current maturities of long-term debt	$2	$32
Other current liabilities	623	682
Long-term debt	2,252	2,196
Other liabilities and deferred revenues	382	221
Partners’ capital	1,686	1,921

Total liabilities and partners’ capital	$4,945	$5,052

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2003	2002	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,642	$1,508	$4,880	$4,106
Cost of sales	1,561	1,386	4,754	3,938
Selling, general and administrative expenses	47	41	131	122
Research and development expense	10	10	29	28
Losses on asset dispositions	12	—	26	—

Operating income (loss)	12	71	(60)	18
Interest expense, net	(51)	(51)	(153)	(153)
Other income (expense), net	(1)	2	(22)	3

Income (loss) before cumulative effect of accounting change	(40)	22	(235)	(132)
Cumulative effect of accounting change	—	—	—	(1,053)

Net income (loss)	$(40)	$22	$(235)	$(1,185)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization			$230	$221
Expenditures for property, plant and equipment			62	43

As part of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in the first quarter 2002 were reduced by a charge of $1.1 billion. Lyondell’s 41% share of the charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s income (loss) from its equity investment in Equistar consists of Lyondell’s share of Equistar’s loss and accretion of the remaining difference between Lyondell’s underlying equity in Equistar’s net assets and its investment in Equistar. At September 30, 2003, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $167 million. This difference is being recognized in income over the next 15 years.

4. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. The partners jointly control certain key management decisions of LCR, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of executive management of the partnership. Accordingly, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	September 30, 2003	December 31, 2002
Investment in LCR	$(14)	$68
Receivable from LCR	229	229

Investment in and receivable from LCR	$215	$297

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information for LCR follows:

Millions of dollars	September 30, 2003	December 31, 2002
BALANCE SHEETS
Total current assets	$243	$357
Property, plant and equipment, net	1,253	1,312
Other assets	79	88

Total assets	$1,575	$1,757

Current maturities of long-term debt	$450	$—
Other current liabilities	323	514
Long-term debt	—	450
Loans payable to partners	264	264
Other liabilities	115	126
Partners’ capital	423	403

Total liabilities and partners’ capital	$1,575	$1,757

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,030	$891	$3,118	$2,436
Cost of sales	939	820	2,894	2,220
Selling, general and administrative expenses	14	13	42	39

Operating income	77	58	182	177
Interest expense, net	(8)	(8)	(27)	(23)

Net income	$69	$50	$155	$154

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization			$85	$87
Expenditures for property, plant and equipment			36	53

Lyondell’s income from its equity investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of the difference between Lyondell’s underlying equity in LCR’s net assets and its investment in LCR. At September 30, 2003, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $267 million. This difference is being recognized in income over the next 25 years.

LCR maintains a $450 million bank term loan facility and a $70 million working capital revolving credit facility, both of which mature in June 2004. The $70 million revolving credit facility was undrawn at September 30, 2003. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $13 million as of September 30, 2003. The amount outstanding under the term loan facility at September 30, 2003 is classified as current maturities of long-term debt.

Loans payable to partners at September 30, 2003 included $229 million payable to Lyondell and $35 million payable to CITGO. These loans mature in December 2004. In the second quarter 2003, Lyondell and CITGO contributed additional capital to LCR by converting $10 million and $7 million, respectively, of accrued interest on these loans to LCR partners’ capital.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

5. Accounts Receivable

Under the terms of a December 2001 receivables sales agreement, Lyondell sells, without recourse, designated accounts receivable, up to a maximum of $85 million. The agreement is subject to Lyondell maintaining its current debt ratings. The balances of accounts receivable sold under this arrangement were $67 million as of September 30, 2003 and $65 million as of December 31, 2002.

6. Inventories

Inventories consisted of the following components:

Millions of dollars	September 30, 2003	December 31, 2002
Finished goods	$271	$271
Work-in-process	6	7
Raw materials	30	29
Materials and supplies	35	37

Total inventories	$342	$344

7. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	September 30, 2003	December 31, 2002
Land	$11	$11
Manufacturing facilities and equipment	3,314	2,959
Construction in progress	31	30

Total property, plant and equipment	3,356	3,000
Less accumulated depreciation	788	631

Property, plant and equipment, net	$2,568	$2,369

As part of a refinancing during May 2003, Lyondell exercised its option under the terms of the BDO-2 lease to purchase the BDO production facility in The Netherlands for $218 million. See also Note 8.

Depreciation and amortization of asset costs is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2003	2002	2003	2002
Property, plant and equipment	$50	$35	$133	$98
MTBE contract	—	8	—	25
Investment in PO joint venture	9	8	24	23
Turnaround costs	3	3	10	11
Software costs	2	2	7	7
Other	2	6	10	13

Total depreciation and amortization	$66	$62	$184	$177

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The increase in depreciation from the 2002 periods to the 2003 periods for property, plant and equipment was due to a reduction in the estimated remaining useful lives of certain production units and the currency translation effects of a stronger euro.

In addition to the depreciation and amortization shown above, amortization of debt issuance costs of $4 million for each of the three-month periods ended September 30, 2003 and 2002 and $14 million and $12 million for the nine-month periods ended September 30, 2003 and 2002, respectively, is included in interest expense in the Consolidated Statements of Income.

8. Long-Term Debt

Long-term debt consisted of the following:

Millions of dollars	September 30, 2003	December 31, 2002
Bank credit facility:
Revolving credit facility	$—	$—
Term Loan E due 2006	—	103
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	331	330
Senior Secured Notes due 2012, 11.125%	276	276
Senior Secured Notes due 2013, 10.5%	325	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	2	1

Total	4,151	3,927
Less current maturities	—	1

Long-term debt	$4,151	$3,926

In May 2003, Lyondell issued $325 million of 10.5% senior secured notes due in 2013. The proceeds, net of related fees, were used to prepay the $103 million outstanding under Term Loan E and to purchase the leased BDO-2 facility. The related lease was terminated. Upon application of FIN 46, the BDO-2 lease arrangement would have resulted in a similar increase in total debt. See Notes 2 and 7.

In March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning in 2004, the financial ratio requirements under the facility become increasingly restrictive over time.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

9. Commitments and Contingencies

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At September 30, 2003, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale propylene oxide (“PO”) facility, known as PO-11, in The Netherlands, which is expected to begin production in the fourth quarter of 2003. Lyondell’s share of the outstanding commitments relating to PO-11, which will be funded through contributions and advances to affiliates, totaled approximately $35 million as of September 30, 2003.

Crude Supply Agreement—Under a crude supply agreement (“CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At the time of delivery reduction notifications, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced. Although deliveries increased to contract levels of 230,000 barrels per day during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the CSA. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to CSA crude oil.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the CSA.

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of September 30, 2003,

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent as they were before Lyondell’s acquisition of Occidental’s interest in Equistar.

Environmental Remediation—As of September 30, 2003, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $17 million. The liabilities range from less than $1 million to $4 million per site and are expected to be incurred primarily over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased aggregate capital investment, estimated at between $400 million and $500 million, for Lyondell, Equistar and LCR before the 2007 deadline, as well as higher annual operating costs at Equistar. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR, collectively. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

The following table summarizes the ranges of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Millions of dollars	Ranges of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell proportionate share of NOx capital expenditures	$180 - 220

Of these amounts, Lyondell’s proportionate share of spending through September 30, 2003 totaled $46 million. The timing and amount of future expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

to restrict or ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate each passed new versions of an omnibus energy bill. The Senate version of the new energy bill would ban the use of MTBE as a fuel additive in gasoline sold in the United States and the U.S. House of Representatives version would not ban the use of MTBE. The two new energy bills are not law and are being reconciled through the conference process. At this time, the final form and timing of that reconciliation is uncertain. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues and 17% of its revenues for the first nine months of 2003.

At the state level, a number of states have legislated future MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. Lyondell estimates that, in 2002, California represented 32% of the U.S. MTBE industry demand and 19% of the worldwide MTBE industry demand, while Connecticut and New York combined represented 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these initiatives will have on MTBE margins or volumes longer term. However, in 2003 several major oil companies have substantially reduced or discontinued the use of MTBE in gasoline produced for California markets. Lyondell estimates that the 2002 California-market MTBE volumes of these companies represented approximately 21% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Under the more expensive iso-octane alternative, the current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. Alternatively, Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell has not made any capital commitments regarding any of these alternatives at this time, and any ultimate decision will depend upon further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

In the first quarter 2003, LCR developed an alternative approach to complying with the low sulfur gasoline standard that will lead to a reduction in overall estimated capital expenditures for the project. As a result, LCR recognized impairment of value of $25 million of costs incurred to date for the project. The revised estimated spending for the new gasoline standards, excluding the $25 million charge, totaled between $100 million to $180 million. Also, as a result of LCR’s ability to retrofit current production units, the original estimate of between $250 million to $300 million for the new diesel standards has been significantly reduced. The revised estimated cost for the new diesel standards is not expected to exceed $100 million, and could be significantly lower, depending on the implementation strategy for producing and marketing ULSD and “off road” diesel. LCR has spent approximately $21 million, excluding the $25 million charge, as of September 30, 2003 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $165 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

10. Per Share Data

Basic loss per share for the periods presented is computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan as well as outstanding warrants. These stock options and warrants were antidilutive for all periods presented.

During 2003, Lyondell elected to pay the regular quarterly dividend of $0.225 per share on each share of outstanding Series B common stock in kind in the form of additional shares of Series B common stock, or a total of 1,742,748 shares of Series B common stock, in lieu of dividend payments in cash of $24 million.

Loss per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Basic and diluted weighted average shares, in thousands	161,574	140,258	161,009	125,212

Basic and diluted loss per share	$(0.27)	$(0.02)	$(1.40)	$(0.44)

Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

11. Comprehensive Income (Loss)

The components of comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2003	2002	2003	2002
Net loss	$(44)	$(2)	$(225)	$(55)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	22	(5)	141	118
Net gains on derivative instruments	—	—	—	1
Minimum pension liability adjustment	—	—	—	4

Total other comprehensive income (loss)	22	(5)	141	123

Comprehensive income (loss)	$(22)	$(7)	$(84)	$68

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

12. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including PO, propylene glycol, propylene glycol ethers, BDO, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, including ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene and aromatics;

•	Polymers, primarily polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
For the three months ended September 30, 2003:
Sales and other operating revenues	$954	$—	$—	$—	$—	$954
Operating income	20	—	—	—	—	20
Interest expense	—	—	—	—	(107)	(107)
Interest income	—	—	—	—	1	1
Other income, net	—	—	—	—	2	2
Income (loss) from equity investments	(4)	46	(14)	43	(58)	13
Loss before income taxes						(71)

For the three months ended September 30, 2002:
Sales and other operating revenues	$855	$—	$—	$—	$—	$855
Operating income	59	—	—	—	—	59
Interest expense	—	—	—	—	(98)	(98)
Interest income	—	—	—	—	3	3
Other expense, net	—	—	—	—	(16)	(16)
Income (loss) from equity investments	1	46	5	32	(40)	44
Loss before income taxes						(8)

For the nine months ended September 30, 2003:
Sales and other operating revenues	$2,856	$—	$—	$—	$—	$2,856
Operating loss	(4)	—	—	—	—	(4)
Interest expense	—	—	—	—	(309)	(309)
Interest income	—	—	—	—	21	21
Other income, net	—	—	—	—	15	15
Income (loss) from equity investments	(10)	84	(57)	99	(185)	(69)
Loss before income taxes						(346)

For the nine months ended September 30, 2002:
Sales and other operating revenues	$2,372	$—	$—	$—	$—	$2,372
Operating income	162	—	—	—	—	162
Interest expense	—	—	—	—	(285)	(285)
Interest income	—	—	—	—	8	8
Other expense, net	—	—	—	—	(19)	(19)
Income (loss) from equity investments	1	68	(13)	98	(99)	55
Loss before income taxes						(79)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the periods indicated:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2003	2002	2003	2002
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(58)	$(40)	$(185)	$(94)
Other	—	—	—	(5)
Total	$(58)	$(40)	$(185)	$(99)

13. Subsequent Event

In October 2003, Lyondell sold 13.8 million shares of common stock, including 2.7 million shares purchased by Occidental. The net proceeds of approximately $171 million will be used to enhance liquidity and for general corporate purposes.

14. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the 9.625% Series A Senior Secured Notes due 2007, 9.875% Series B Senior Secured Notes due 2007, 9.5% Senior Secured Notes due 2008, 10.875% Senior Subordinated Notes due 2009, 11.125% Senior Secured Notes due 2012 and 10.5% Senior Secured Notes due 2013 (see Note 8). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell, which owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$625	$197	$400	$—	$1,222
Property, plant and equipment, net	827	825	916	—	2,568
Investments and long-term receivables	6,691	592	1,904	(7,036)	2,151
Goodwill, net	733	178	226	—	1,137
Other assets	281	77	50	—	408

Total assets	$9,157	$1,869	$3,496	$(7,036)	$7,486

Current maturities of long-term debt	$—	$—	$—	$—	$—
Other current liabilities	436	105	144	—	685
Long-term debt	4,149	—	2	—	4,151
Other liabilities	611	40	44	—	695
Deferred income taxes	521	183	83	—	787
Intercompany liabilities (assets)	2,423	(558)	(1,865)	—	—
Minority interest	—	—	151	—	151
Stockholders’ equity	1,017	2,099	4,937	(7,036)	1,017

Total liabilities and stockholders’ equity	$9,157	$1,869	$3,496	$(7,036)	$7,486

BALANCE SHEET As of December 31, 2002
Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,043	504	2,196	(7,394)	2,349
Goodwill, net	745	145	240	—	1,130
Other assets	313	83	33	—	429
Total assets	$9,647	$1,486	$3,709	$(7,394)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	431	90	102	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	23	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,399	4,995	(7,394)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,486	$3,709	$(7,394)	$7,448

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$575	$271	$551	$(443)	$954
Cost of sales	599	255	480	(443)	891
Selling, general and administrative expenses	16	6	12	—	34
Research and development expense	9	—	—	—	9

Operating income (loss)	(49)	10	59	—	20
Interest income (expense), net	(112)	5	1	—	(106)
Other income (expense), net	(10)	3	9	—	2
Income (loss) from equity investments	76	(4)	17	(76)	13
Intercompany income (expense)	26	2	17	(45)	—
(Benefit from) provision for income taxes	(26)	6	37	(44)	(27)

Net income (loss)	$(43)	$10	$66	$(77)	$(44)

STATEMENT OF INCOME For the Three Months Ended September 30, 2002
Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$559	$208	$510	$(422)	$855
Cost of sales	578	187	406	(422)	749
Selling, general and administrative expenses	22	5	13	—	40
Research and development expense	7	—	—	—	7

Operating income (loss)	(48)	16	91	—	59
Interest income (expense), net	(100)	4	1	—	(95)
Other income (expense), net	(24)	(1)	9	—	(16)
Income (loss) from equity investments	132	(1)	45	(132)	44
Intercompany income (expense)	(39)	13	26	—	—
(Benefit from) provision for income taxes	(28)	13	58	(49)	(6)

Net income (loss)	$(51)	$18	$114	$(83)	$(2)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,734	$796	$1,652	$(1,326)	$2,856
Cost of sales	1,802	750	1,487	(1,326)	2,713
Selling, general and administrative expenses	63	19	39	—	121
Research and development expense	26	—	—	—	26

Operating income (loss)	(157)	27	126	—	(4)
Interest income (expense), net	(307)	15	4	—	(288)
Other income (expense), net	(42)	6	51	—	15
Income (loss) from equity investments	152	(9)	(60)	(152)	(69)
Intercompany income (expense)	28	24	50	(102)	—
(Benefit from) provision for income taxes	(114)	22	60	(89)	(121)

Net income (loss)	$(212)	$41	$111	$(165)	$(225)

STATEMENT OF INCOME For the Nine Months Ended September 30, 2002
Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,612	$583	$1,323	$(1,146)	$2,372
Cost of sales	1,637	523	1,048	(1,146)	2,062
Selling, general and administrative expenses	77	13	36	—	126
Research and development expense	22	—	—	—	22

Operating income (loss)	(124)	47	239	—	162
Interest income (expense), net	(289)	8	4	—	(277)
Other income (expense), net	(52)	18	15	—	(19)
Income (loss) from equity investments	350	(1)	56	(350)	55
Intercompany income (expense)	(68)	33	75	(40)	—
(Benefit from) provision for income taxes	(54)	31	113	(114)	(24)

Net income (loss)	$(129)	$74	$276	$(276)	$(55)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(212)	$41	$111	$(165)	$(225)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	58	39	87	—	184
Deferred income taxes	(118)	(8)	4	—	(122)
Gain on sale of equity interest	—	—	(18)	—	(18)
Net changes in working capital and other	185	301	(232)	63	317

Cash provided by (used in) operating activities	(87)	373	(48)	(102)	136

Expenditures for property, plant and equipment	(15)	(223)	(9)	—	(247)
Distributions from affiliates in excess of earnings	—	—	118	—	118
Contributions and advances to affiliates	—	(77)	(25)	—	(102)
Proceeds from sale of equity interest	—	—	28	—	28
Maturity of other short-term investments	44	—	—	—	44

Cash provided by (used in) investing activities	29	(300)	112	—	(159)

Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Dividends paid	(85)	—	(102)	102	(85)
Other	(3)	—	—	—	(3)

Cash provided by (used in) financing activities	127	—	(102)	102	127

Effect of exchange rate changes in cash	—	(79)	82	—	3

Increase (decrease) in cash and cash equivalents	$69	$(6)	$44	$—	$107

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Nine Months Ended September 30, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(129)	$74	$276	$(276)	$(55)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	82	30	65	—	177
Deferred income taxes	(13)	(3)	17	—	1
Net changes in working capital and other	322	(44)	(293)	236	221

Cash provided by (used in) operating activities	262	57	65	(40)	344

Expenditures for property, plant and equipment	(12)	(3)	(5)	—	(20)
Distributions from affiliates in excess of earnings	—	—	16	—	16
Contributions and advances to affiliates	—	(38)	(47)	—	(85)
Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Other	(3)	—	—	—	(3)

Cash used in investing activities	(455)	(41)	(36)	—	(532)

Issuance of long-term debt	268	—	—	—	268
Repayment of long-term debt	(221)	—	—	—	(221)
Issuance of Series B common stock, warrants and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Dividends paid	(81)	(1)	(39)	40	(81)
Other	(13)	—	—	—	(13)

Cash provided by (used in) financing activities	503	(1)	(39)	40	503

Effect of exchange rate changes on cash	—	(6)	8	—	2

Increase (decrease) in cash and cash equivalents	$310	$9	$(2)	$—	$317